FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2014

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

YPF Sociedád Anonima

TABLE OF CONTENTS

ITEM

1	Translation of Q2 2014 Earnings Presentation.

2

2nd Quarter 2014 Earnings Webcast August 8, 2014

2
Disclaimer

Safe harbor statement under the US Private Securities Litigation Reform Act of 1995.
This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform
Act of 1995.
These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives as of the date hereof of YPF and its management, including statements with respect to trends affecting YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as
YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as the future price of petroleum and petroleum products, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes in circumstances and other factors that may be beyond YPF’s control or may be difficult to predict.
YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as the future price of petroleum and petroleum products, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to fluctuations in the price of petroleum and petroleum products, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates before the Comisión Nacional de Valores in Argentina and with the U.S. Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013 filed with the Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur.
Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.
These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or elsewhere.

Contents Q2 2014 Results Financial Situation Summary 1 2 3 3

Revenues of ARS 35.3 bn (+61% vs. Q2 2013)
Crude oil production 240.9 Kbbl/d (+5.6%)
Natural gas production 43.5 Mm3/d (+31.8%)
Crude processed 292 Kbbl/d (+20%)
Operating Income was ARS 6 bn (+168%)
Net Income was ARS 1.5 bn (+40%)
Total Capex was ARS 10.9 bn (+67%)
Q2 2014 Results Highlights
Adj. EBITDA
(1)
reached ARS 10.5 bn (+82%)
Operating Cash Flow topped 11.4bn (+251%)
(1) See description of Adj. EBITDA in footnote (2) on page 5
Solid demand, market share:
Gasoline 59% and diesel 58%

Production and Sales volumes growth at higher margins, resulted in solid y-o-y financial performance.
Revenues
(1)
(MUSD)
Operating Income
(1) (3)
(MUSD)
Adj. EBITDA
(1) (2)
(MUSD)
(1) YPF financial statement values in IFRS converted to USD using average FX of 5.2 and 8 for Q2 2013 and Q2 2014, respectively.
(2) Adjusted EBITDA = Net income attributable to shareholders + Net income (loss) for non-controlling interest - Deferred income tax - Income tax - Financial income (losses) gains on liabilities - Financial income gains (losses) on assets - Income on investments in companies + Depreciation of fixed assets + Amortization of intangible assets.
(3) In Q2 2013 results do not include the impact of non cash provision relating to claims arising from the discontinuation of gas export contracts to Brazil in 2009.
+5%
+75%
+42%
Q2 2014 Results Expressed in US Dollars
920
1,307
Q2 2013 Q2 2014
425
743
Q2 2013 Q2 2014
4,203
4,413
Q2 2013 Q2 2014

In millions of ARS
Q2 2014 Operating Income
Operating Income increased by 168% in Q2 2014 driven mainly by higher revenues.
(1) Does not include the impact of non cash provision relating to claims arising from the discontinuation of gas export contracts to Brazil in 2009.
2,218
5,950
13,389
477
-5,656
-1,881
-1,317
-723
-557
Q2 2013 Revenues Others
expenses
Other costs
of sales
DD&A Purchases SG&A Exploration
expenses
Q2 2014
(1)

Q2 2014 Operating Income
Solid performance across both business segments.
In millions of ARS
(1) Does not include the impact of non cash provision relating to claims arising from the discontinuation of gas export contracts to Brazil in 2009.
2,218
5,950
1,862
1,711
159
Q2 2013 Upstream Downstream Others Q2 2014
(1)

Q2 2014 Upstream Results
Upstream Operating Income reached ARS 3.3 bn (+129%) due to higher revenues driven by the increase in production of both crude oil and natural gas and by higher prices in pesos.
In millions of ARS
(1) Does not include the impact of non cash provision relating to claims arising from the discontinuation of gas export contracts to Brazil in 2009.
(2) Includes inventory variation and purchases of -131 MARS and SG&A of 472 MARS.
(2)
1,443
3,305
5,970
341
191
-2,035
-1,296
-752
-557
Q2 2013 Revenues Other
expenses
Afiliates Production
costs
DD&A Royalties Exploration
Expenses
Q2 2014
(1)

Crude oil production
(1)
(Kbbl/d)
Natural gas production
(1)
(Mm
3
/d)
Q2 2014 Upstream Results –
Production
Total production
(1)
(Kboe/d)
+5.6%
+31.8%
+15.5%
Total y-o-y production growth of 15.5%, 5.6% in crude oil and 31.8% in natural gas.
(1) Q2 2014 includes production of YSUR and Puesto Hernández acquired in Q1 2014.
228.2
240.9
Q2 2013 Q2 2014
33.0
43.5
Q2 2013 Q2 2014
481.4
555.8
Q2 2013 Q2 2014

Q2 2014 Upstream Results –
Production
Crude oil production
(kbbl/d)
Natural gas production
(Mm
3
/d)
Solid conventional y-o-y natural gas production increase of 4.4%, coupled with inorganic growth and continued shale and tight progress.
YSUR + Puesto Hernández Tight + Shale Conventional
226.3
228.2
235.1
239.3
241.6
240.9
31.4
33.0
35.6 35.5
37.2
43.5
222.1 222.8
227.2
229.9
229.2
220.5
6.0
13.6
4.2
5.4
7.9
9.5
6.4
6.8
Q1 13 Q2 13 Q3 13 Q4 13 Q1 14 Q2 14
30.7
32.3
34.7
33.2
32.9
33.7
1.3
6.0
0.7
0.7
0.9
2.3
3.1
3.8
Q1 13 Q2 13 Q3 13 Q4 13 Q1 14 Q2 14

Confirming Well Productivity
Vaca Muerta – Vertical Well Production
Loma Campana - Sweet Spots
Vaca Muerta Figures
• > 2 bn USD invested
• > 200 development wells drilled
• 21 drilling rigs in LC
• 40 exploration wells outside LC
Total Gross Production
(Kboe/d)
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
H
V
5.9
7.9
9.8
13.3
17.3
18.6
23.2
Q4 12 Q1 13 Q2 13 Q3 13 Q4 13 Q1 14 Q2 14
0 1 2 3 4 5 6 7 8 9 10 11 12
2011: 15 wells
2012: 10 wells
2013: 93 wells
Type well curve
Avrg well West Sweet Spot: 15 wells
2014 Sweet Spot: 24 wells

Q2 2014 Downstream Results
Downstream Operating Income grew 141% in Q2 2014, due to higher revenues in the domestic market.
In millions of ARS
1,210
2,921
11,044
177
-7,839
-1,084
-392 -195
Q2 2013 Revenues Affiliates Purchases Production
costs
SG&A DD&A Q2 2014

20%
Crude processed
(kbbl/d)
Domestic sales of refined products
+7%
Q2 2014 Downstream Results -
Sales
+6%
-0.7%
Refinery output restored after La Plata Refinery incident in Q2 2013.
+198%
243
292
Q2 2013 Q2 2014
3,819
4,087
Q2 2013 Q2 2014
Others
LPG
Fuel Oil
JP1
Gasoline
Diesel
(Km  )
3

Q2 2014 Refined Products Demand
Diesel volumes
(1)
(Jan-13 base = 100)
Strong YPF performance in a challenging domestic market.
Gasoline volumes
(1)
(Jan-13 base = 100)
(1) Source: Argentine Secretariat of Energy (SEN)
YPF
Rest of the market
YPF
Rest of the market

Q2 2014 Capex
(1)
(1) Economic capex figures as expressed in Note 2.g of Q2 2014 YPF financial statements.
(2) Active rigs at end of period.
+66.9%
In millions of ARS
10,866
Downstream
Upstream
Progress of the new coke unit
at the La Plata Refinery and
other multi-year projects
Neuquina basin: Loma La Lata,
Loma Campana, Rincón del
Mangrullo and Aguada Toledo
Golfo San Jorge basin:
Manantiales Behr, El Trébol,
Barranca Baya and Los Perales
Drilling
rigs
(2)
+192%
Q2 2013 Q2 2014
Upstream
Downstream
Others
6,510
25
36
42
46
52
58
63
65
69
73
Q1 12Q2 12Q3 12Q4 12Q1 13Q2 13Q3 13Q4 13Q1 14Q2 14

Contents Q1 2014 Results Financial Situation Summary 1 2 3 16

In millions of ARS
(1) Includes effect of changes in exchange rates.
(2) Effective spendings in fixed asset acquisitions during the quarter .
(3) Net debt to Adj.EBITDA calculated in USD, Net debt at period end FX of 8.1 and Adj. EBITDA LTM at 6.8; 4,298 / 4,813 = 0.89.
Q2 2014 Cash Flow From Operations
Cash flow from operations grew ARS 8 bn against Q2 2013.
Sound capital structure (Net Debt / Adj. EBITDA LTM of 0.9x)
(3)
.
(1) (2)
+251%
3,109
11,448
11,430
6,041
-9,132
Cash at the
beginning of Q2
2014
Cashflow from
operations
Net financing Capex Cash at the end of
Q2 2014
3,253
6,715
11,430
Q2 2013 Q1 2014 Q2 2014

(1) Converted to USD using average FX of: Q2 2012= 4.3, Q3 2012= 4.6, Q4 2012= 4.8, 5, Q1 2013= 5.2, Q2 2013= 5.6, Q4 2013= 6, Q12014=7.6 and Q2 2014= 8.
(2) Adj. EBITDA margin is Adj. EBITDA divided by Consolidated Revenues.
(3) Operating margin is Operating Income divided by Consolidated Revenues.
Q2 2014 Margin Evolution
Healthy recovery based on production increase and pricing discipline.
Adj. EBITDA and Adj. EBITDA margin
(1) (2)
(MUSD - %)
Operating Income and Operating margin
(1) (3)
(MUSD - %)
886
865
850
948
920
1,182
1,212
1,101
1,307
23.8%
22.9%
21.5%
25.4%
21.9%
27.1%
28.9%
27.3%
29.6%
Q2
2012
Q3
2012
Q4
2012
Q1
2013
Q2
2013
Q3
2013
Q4
2013
Q1
2014
Q2
2014
433
368
386
507
425
619
632
578
743
11.6%
9.7%
9.8%
13.6%
10.1%
14.2%
15.1%
14.3%
16.8%
Q2
2012
Q3
2012
Q4
2012
Q1
2013
Q2
2013
Q3
2013
Q4
2013
Q1
2014
Q2
2014

Peso denominated debt 32%
Financial debt amortization schedule
(1) (2)
(MUSD)
Average interest rates  of 28.04%
in USD and 6.76%
in ARS
(1) As of June 30, 2014    /   (2) Converted to USD using June 30, 2014 FX of 8.1
Cash position covers next 18-month debt maturities.
Continued to extend average life of debt.
Financial Situation Update
Average life of almost 4
years
1,415
Cash 2014 (Jul-Dec) 2015 2016 2017 2018 2019 2020+
Trade facilities
Term Loans
Senior Bonds
and Notes
8%
13%
79%
1

Contents Q1 2014 Results Financial Situation Summary 1 2 3 20

Summary
Continued to increase results and expand margins despite
currency devaluation
Increased oil & gas production by 15.5% as a result of a balanced mix of conventional and unconventional production coupled with inorganic growth
Strong operating cash flow allowed continued increase
in capex without increasing leverage
Solid capital structure with significant cash reserves
provides stability regardless of the sovereign situation

2 nd Quarter 2014 Earnings Webcast Questions and Answers

2nd Quarter 2014 Earnings Webcast August 8, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 8, 2014	By:	/s/ Alejandro Cherñacov
Name: Alejandro Cherñacov
Title: Market Relations Officer